UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Health Management Associates, Inc.

--------------------------------------------------------

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

--------------------------------------------------------------

(Title of Class of Securities)

421933102

-----------------

(CUSIP Number)

June 26, 2013

-----------------------------------------------------

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

CUSIP No. 421933102	13G

1) NAMES OF REPORTING PERSONS
Mason Capital Management LLC, in its capacity as investment manager for certain investment funds and a separately managed account. I.R.S. I.D. No. 13-4121993.

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a) ☐
		(b) ☒
3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

NUMBER OF	5) SOLE VOTING POWER	13,823,221
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	-0-
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	13,823,221
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	-0-

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		13,823,221

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.3%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IA

Page 2 of 12 Pages

CUSIP No. 421933102	13G

1) NAMES OF REPORTING PERSONS
Kenneth M. Garschina

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a) ☐
		(b) ☒
3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF	5) SOLE VOTING POWER	-0-
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	13,823,221
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	-0-
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	13,823,221

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		13,823,221

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.3%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

Page 3 of 12 Pages

CUSIP No. 421933102	13G

1) NAMES OF REPORTING PERSONS
Michael E. Martino

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a) ☐
		(b) ☒
3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF	5) SOLE VOTING POWER	-0-
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	13,823,221
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	-0-
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	13,823,221

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		13,823,221

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.3%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

Page 4 of 12 Pages

Item 1(a).	Name of Issuer:	Health Management Associates, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5811 Pelican Bay Boulevard
Suite 500
Naples, Florida 34108-2710

Item 2(a).	Name of Person Filing:

This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

(i) Mason Capital Management LLC, a Delaware limited liability company (“Mason Capital Management”);

(ii) Kenneth M. Garschina; and

(iii) Michael E. Martino.

Mason Capital Management, Mr. Garschina and Mr. Martino are filing this Schedule with respect to:

(i) 9,546,478 Common Stock directly owned by Mason Capital Master Fund, L.P., a Cayman Islands exempted shares of Class A limited partnership (“Mason Capital Master Fund”), the general partner of which is Mason Management LLC (“Mason Management”); and

(ii) 4,276,743 shares of Class A Common Stock directly owned by Mason Capital L.P., a Delaware limited partnership (“Mason Capital LP”), the general partner of which is Mason Management.

Mason Capital Management is the investment manager of each of Mason Capital Master Fund and Mason Capital LP, and Mason Capital Management may be deemed to have beneficial ownership over the shares of Class A Common Stock reported in this Schedule by virtue of the authority granted to Mason Capital Management by Mason Capital Master Fund and Mason Capital LP to vote and exercise investment discretion over such shares.

Mr. Garschina and Mr. Martino are managing principals of Mason Capital Management and the sole members of Mason Management.

Page 5 of 12 Pages

Item 2(b).	Address of Principal Business Office or, if None, Residence:

	The principal business office address of Mason Capital Management, Mr. Garschina and Mr. Martino is:

	Mason Capital Management LLC
	110 East 59th Street
	New York, New York 10022

Item 2(c).	Citizenship:

	Name of Reporting Person	Place of Organization/Citizenship
	Mason Capital Management LLC	Delaware
	Kenneth M. Garschina	United States
	Michael E. Martino	United States

Item 2(d).	Title of Class of Securities: Class A Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:	421933102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	Not applicable.

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) Mason Capital Management

	(a) Amount beneficially owned:	13,823,221

	(b) Percent of class:	5.3%

	(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	13,823,221

	(ii) Shared power to vote or to direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	13,823,221

Page 6 of 12 Pages

(iv) Shared power to dispose or to direct the disposition of		-0-

(ii) Kenneth M. Garschina

	(a) Amount beneficially owned:	13,823,221

	(b) Percent of class:	5.3%

	(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	-0-

	(ii) Shared power to vote or to direct the vote	13,823,221

	(iii) Sole power to dispose or to direct the disposition of	-0-

	(iv) Shared power to dispose or to direct the disposition of	13,823,221

(iii) Michael M. Martino

	(a) Amount beneficially owned:	13,823,221

	(b) Percent of class:	5.3%

	(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	-0-

	(ii) Shared power to vote or to direct the vote	13,823,221

	(iii) Sole power to dispose or to direct the disposition of	-0-

	(iv) Shared power to dispose or to direct the disposition of	13,823,221

The number of shares beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 259,329,571 shares of Class A Common Stock outstanding as of April 26, 2013, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2013.

Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Page 7 of 12 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Class A Common Stock reported in this Schedule as may be deemed to be beneficially owned by Mason Capital Management, Mr. Garschina and Mr. Martino is held by Mason Capital Master Fund or Mason Capital LP, as the case may be, both of which are the advisory clients of Mason Capital Management. Mason Capital Management, Mr. Garschina and Mr. Martino disclaim beneficial ownership of all shares of Class A Common Stock reported in this Schedule pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 8 of 12 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2013

Mason Capital Management LLC

By:    /s/ John Grizzetti

John Grizzetti

Chief Financial Officer

Page 9 of 12 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2013

/s/ Kenneth M. Garschina

Kenneth M. Garschina

Page 10 of 12 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2013

/s/ Michael E. Martino

Michael E. Martino

Page 11 of 12 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING
health management associates, Inc.
class a COMMON STOCK, par value $0.01 per share

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13G and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 5th Day of July, 2013.

MASON CAPITAL MANAGEMENT LLC

By: /s/ John Grizzetti
Name: John Grizzetti
Title: Chief Financial Officer

KENNETH M. GARSCHINA

/s/ Kenneth M. Garschina
Kenneth M. Garschina

MICHAEL E. MARTINO:

/s/ Michael E. Martino
Michael E. Martino

Page 12 of 12 Pages